Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

The following are the direct and indirect subsidiaries of Carvana Co. as of April 23, 2018:

Subsidiary	Jurisdiction of Organization

Carvana Co. Sub LLC	Delaware

Carvana Group, LLC	Delaware

Carvana, LLC	Arizona

Carvana Shipping and Delivery, LLC	Arizona

Carvana Auto Receivables, LLC	Delaware

Carvana Auto Receivables 2016-1, LLC	Delaware

Cars360, Inc.	Delaware